March 22, 2019

Gediminas Knyzelis
Chief Executive Officer
Charmt, Inc.
Hobujaama 4
Tallinn 10151, Estonia

       Re: Charmt, Inc.
           Registration Statement on Form S-1
           Filed February 25, 2019
           File No. 333-229830

Dear Mr. Knyzelis:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 25, 2019

Cover Page

1. You have no or nominal operations and assets consisting solely of cash and cash equivalents. As such, you appear to be a shell company as defined in Rule 405 under the
       Securities Act of 1933. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status.
       Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
 Gediminas Knyzelis
FirstName LastNameGediminas Knyzelis
Charmt, Inc.
Comapany2019
March 22, NameCharmt, Inc.
March 22, 2019 Page 2
Page 2
FirstName LastName
Prospectus Summary, page 1

2. Please disclose that you have not yet developed the mobile voice-changing messaging application that you propose. Also disclose that your auditors have raised substantial doubt about the company's ability to continue as a going concern and that you have not yet generated revenues.
Management's Discussion and Analysis of Financial Condition and Results of Operation, page
30

3. Please provide a discussion of your financial condition, including your current monthly operating expenses and how long you can continue to operate with your current capital.
         Please also disclose your expected monthly operating expenses over the next 12 months.
         Refer to Item 303(a)(3) of Regulation S-K.
Executive Officers and Directors, page 45

4. Please revise the biography of the Chief Executive Officer, Gediminas Knyzelis, to
         disclose the time periods associated with his business experience over the past five years.
         Clarify whether Mr. Knyzelis is currently working full-time for the company. Refer to
         Item 401(e) of Regulation S-K for guidance.
General

5. You state that you may consider entering the crypto-collectibles and blockchain application industries. Please clarify the extent to which your business will involve blockchain, crypto-collectibles and crypto-assets and how you intend to incorporate these solutions into your business. Given that you intend to generate revenue through "in-app"
         purchases and that your application may be on the Ethereum blockchain, please clarify whether you intend to support any cryptocurrencies.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland,
Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.
 Gediminas Knyzelis
Charmt, Inc.
March 22, 2019
Page 3



                                       Sincerely,

FirstName LastNameGediminas Knyzelis   Division of Corporation Finance
                                       Office of Information Technologies
Comapany NameCharmt, Inc.
                                       and Services
March 22, 2019 Page 3
cc:       Robert J. Zepfel
FirstName LastName